SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE PERIOD BETWEEN JUNE 18, 2005 AND JULY 26, 2005
CDC CORPORATION
(Exact name of Registrant as specified in its Charter)
34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant’s Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-1.1 PRESS RELEASE DATED JUNE 23, 2005
EX-1.2 PRESS RELEASE DATED JUNE 27, 2005
EX-1.3 PRESS RELEASE DATED JUNE 28, 2005
EX-1.4 PRESS RELEASE DATED JULY 6, 2005
EX-1.5 PRESS RELEASE DATED JULY 7, 2005
EX-1.6 PRESS RELEASE DATED JULY 8, 2005
EX-1.7 PRESS RELEASE DATED JULY 12, 2005
EX-1.8 PRESS RELEASE DATED JULY 14, 2005
EX-1.9 PRESS RELEASE JULY 19, 2005
EX-1.10 PRESS RELEASE DATED JULY 26, 2005

EXHIBITS

Exhibit	Description

1.1	Press Release dated June 23, 2005
Liverpool Football Club and China.com Inc. Announce Exclusive Partnership

1.2	Press Release dated June 27, 2005
CDC Software Further Strengthens Partnership with Microsoft in Asia Pacific

1.3	Press Release dated June 28, 2005
Fiorucci Foods Selects Ross Systems to Support Growth and Maintain Authenticity

1.4	Press Release dated July 6, 2005
OSF HealthPlans Selects Pivotal to Streamline Administrative Processes

1.5	Press Release dated July 7, 2005
Arsenal Football Club and China.com Inc. Launch Exclusive Online and Wireless Partnership

1.6	Press Release dated July 8, 2005
China.com Inc. Appoints General Manager of Multimedia

1.7	Press Release dated July 12, 2005
Dicar Consolidates All Operations with Ross Systems

1.8	Press Release dated July 14, 2005
Manchester United and China.com Inc. Announce the Launch of the Official Chinese Website with Celebration Events in
Hong Kong and Beijing

1.9	Press Release dated July 19, 2005
Ross Systems Recognized as Leading Supply Chain Vendor by Supply & Demand Chain Executive Magazine

1.10	Press Release dated July 26, 2005
Major Netherlands Seafood Processor Selects Ross Systems’ iRenaissance Software for Food Processors

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 26, 2005
CDC CORPORATION

/s/ Keith Oliver

By:	Keith Oliver
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

1.1	Press Release dated June 23, 2005
Liverpool Football Club and China.com Inc. Announce Exclusive Partnership

1.2	Press Release dated June 27, 2005
CDC Software Further Strengthens Partnership with Microsoft in Asia Pacific

1.3	Press Release dated June 28, 2005
Fiorucci Foods Selects Ross Systems to Support Growth and Maintain Authenticity

1.4	Press Release dated July 6, 2005
OSF HealthPlans Selects Pivotal to Streamline Administrative Processes

1.5	Press Release dated July 7, 2005
Arsenal Football Club and China.com Inc. Launch Exclusive Online and Wireless Partnership

1.6	Press Release dated July 8, 2005
China.com Inc. Appoints General Manager of Multimedia

1.7	Press Release dated July 12, 2005
Dicar Consolidates All Operations with Ross Systems

1.8	Press Release dated July 14, 2005
Manchester United and China.com Inc. Announce the Launch of the Official Chinese Website with Celebration Events in
Hong Kong and Beijing

1.9	Press Release dated July 19, 2005
Ross Systems Recognized as Leading Supply Chain Vendor by Supply & Demand Chain Executive Magazine

1.10	Press Release dated July 26, 2005
Major Netherlands Seafood Processor Selects Ross Systems’ iRenaissance Software for Food Processors